25003217

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAY 22 2025
Washington, DC

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SEC FILE NUMBER
8-70796

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/01/24 (MM/DD/YY) AND ENDING 02/28/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FE CAPITAL MARKETS

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 GREENWICH STREET, SUITE 506
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LOUIS.ALMERINI@FECAPITALMARKETS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY
(Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN ROAD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, DOUGLAS EVANS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FE CAPITAL MARKETS, as of 2/28, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY L. GREENWALD
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10/20/2025

Signature: [signature]

Title:
GSP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FE CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

AS OF FEBRUARY 28, 2025

FE CAPITAL MARKETS LLC

TABLE OF CONTENTS

AS OF FEBRUARY 28, 2025

Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of FE Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FE Capital Markets LLC as of February 28, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FE Capital Markets LLC as of February 28, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FE Capital Markets LLC's management. Our responsibility is to express an opinion on FE Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FE Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as FE Capital Markets LLC's auditor since 2025.

Olathe, Kansas
May 1, 2025

FE CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2025

ASSETS	
Cash and cash equivalents	
Cash	$ 19,020
Investment in money market fund	58,118
Total cash and cash equivalents	77,138
Receivable from Parent	111,037
Total assets	$ 188,175
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 40,450
Member's equity	
Member's equity	147,725
Total liabilities and member's equity	$ 188,175

The accompanying notes are an integral part of this financial statement.

FE CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENT
AS OF FEBRUARY 28, 2025

NOTE 1 – ORGANIZATION AND BUSINESS

FE Capital Markets LLC is a limited liability company formed in the state of Delaware in June 2021 and registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC") in May 2024. The Company is approved to provide advisory services related to mergers and acquisitions and the private placements of securities. The Company is a wholly owned subsidiary of FE International, Inc. (the Parent). The Company's office is located in New York, New York. The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and instead is relying on Footnote 74 of SEC Release No. 34-70073.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the purchase date to be cash equivalents.

Revenue Recognition

The Company main sources of revenue will be advisory fees for independent advice on mergers and acquisitions services and referral fees for placement of private equity capital. The Company had not yet commenced providing those services as of February 28, 2025. During the year ended February 28, 2025, its sole source of revenue was dividend and interest income from an investment in a money market fund.

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligation(s) in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Fees and commissions for successful private placements are recognized when the transaction closes or as other terms of the agreement are satisfied. Fees for providing investment banking advisory services are recognized when the transaction closes or as other performance obligations of the agreement are satisfied.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Information

The Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for public entities for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are included in Note 10 – Segment Information.

NOTE 3 – RELATED PARTY TRANSACTIONS

At the beginning of the year, the Company owed its Parent Company $7,263. During the year ended February 28, 2025, pursuant to an expense sharing agreement with the Parent, the Company recognized expenses and made net repayments to the Parent, and. the Parent contributed capital to the Company. As of February 28, 2025, the Parent owed the Company $111,037, which is reported as receivable from Parent on the statement of financial condition.

The Parent has indicated that it can and will provide additional capital as needed to sustain the Company for one year from the date this financial statement was available to be issued.

NOTE 4 – INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. As such, the Company's operating results are included in the income tax returns of its member, and the Company itself is not subject to U.S. Federal, state, or local income taxes.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the United States. The Company has no open years subject to examination by tax authorities and believes that its underlying tax positions are fully supportable at both the Federal and state levels.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of Rule 15c3-1, the Company must maintain net capital, as defined, equal to the greater of $5,000 or 12 1/2 % of aggregate indebtedness, and is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of February 28, 2025, the Company had net capital (as defined by Rule 15c3-1) of $34,982, which was $29,926 greater than the aforementioned net capital requirement. The Company's aggregate indebtedness as a percentage of net capital was 115.63%.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and instead is relying on Footnote 74 of SEC Release No. 34-70073 because the Company limits its business activities exclusively to the following types of business: (1) mergers and acquisitions and (2) private placements of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the year ended February 28, 2025.

NOTE 7 – CONCENTRATIONS AND UNCERTAINTIES

The Company places its cash with quality institutions. The Federal Deposit Insurance Corporation ("FDIC") insures interest and non-interest-bearing accounts up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may exceed the insurance limits of the FDIC. As of February 28, 2025, $0 in cash is uninsured. Cash equivalents consisting of $58,118 are invested in a money market fund that is protected by the Securities Investor Protection Corporation ("SIPC"). SIPC insures up to $500,000 for money markets. As of February 28, 2025, $0 of the money market fund is uninsured.

NOTE 8 – LEASES

The Company pays a month-to-month fee for shared use of an office in New York, New York, pursuant to an office agreement. The Company has no long-term leases.

NOTE 9 – CONTINGENCIES

The Company is currently not party to any arbitration claims, counterclaims or lawsuits.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA and the United States Securities and Exchange Commission.

As part of the regulatory process, the Company is subject to routine examinations by regulatory authorities, the purpose of which are to determine the Company's compliance with rules and regulations promulgated by the respective regulatory authority. It is not uncommon for regulators to assert, upon completion of an examination, that the Company has violated certain rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. Depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

NOTE 10 – SEGMENT INFORMATION

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company main sources of revenue will be advisory fees for independent advice on mergers and acquisitions services and referral fees for placement of private equity capital. The Company had not yet commenced providing those services as of February 28, 2025. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole. As the Company has only one operating segment, no additional segment-level information is required to be disclosed under the provisions of ASC 280.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statement was available to be issued. The evaluation did not identify any subsequent events that would require disclosure in and/or adjustment to the Company's financial statement as of February 28, 2025.